STR Holdings, Inc.
10 Water Street
Enfield, CT 06082

November 5, 2009

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. Jay Ingram

Re:              STR Holdings, Inc.

Registration Statement on Form S-1

File No. 333-162376

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-162376) (as amended, the “Registration Statement”) of STR Holdings, Inc. (the “Company”), relating to the registration of its common stock, par value $0.01 per share.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 5:30 PM (Eastern time) on Thursday, November 5, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1.             Staff comment or changes in response to staff comment in the disclosure in the Registration Statement may not be asserted in any defense in any proceeding which may be brought by any person;

2.             Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.             The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.             The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Please call Alexander D. Lynch at (212) 310-8971 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,
STR HOLDINGS, INC.

By:	/s/ Barry A. Morris
Barry A. Morris
Executive Vice President and Chief Financial Officer

cc:                                 Alexander D. Lynch

Weil, Gotshal & Manges LLP